Exhibit 99.1

Dominion Diamond Shareholders Approve Transaction with The Washington Companies

CALGARY, Alberta--(BUSINESS WIRE)--September 19, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today announced that at the special meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) held earlier today, Shareholders overwhelmingly approved the previously-announced plan of arrangement (the “Arrangement”) pursuant to which Northwest Acquisitions ULC, an entity affiliated with The Washington Companies, has agreed to acquire all of the issued and outstanding common shares of the Company for US$14.25 per share in cash.

Approximately 99.32% of the shares represented at the Meeting in person or by proxy, were voted in favour of the special resolution approving the Arrangement. Details of the voting results will be filed under the Company’s profile on SEDAR, which is available online at www.sedar.com, and on EDGAR at https://www.sec.gov/edgar/.

The Company intends to apply for the final order of the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on September 22, 2017. The closing of the Arrangement remains subject to the Company having a minimum cash balance of US$150 million if closing occurs on or before November 30, 2017, or US$200 million if closing occurs after November 30, 2017, and certain other customary closing conditions, including court approval and the receipt of Investment Canada Act (Canada) approval. Assuming the timely satisfaction of these closing conditions, the Arrangement is expected to close in the fourth quarter of calendar 2017.

Shareholders who have questions or require assistance with submitting their shares to the Arrangement, including with respect to completing the applicable letter of transmittal, are asked to contact AST Trust Company (Canada), who is acting as depositary under the Arrangement, at 1-800-387-0825 (toll free in North America) or at 416-682-3860 (collect outside North America), or by email at inquiries@canstockta.com.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

Forward-Looking Statements
Certain statements included in this news release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company’s current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated date of hearing of the final order in relation to the Arrangement, anticipated timing of closing of the transaction, the satisfaction of closing conditions including, without limitation, (i) Investment Canada Act (Canada) approval, (ii) necessary court approval in connection with the Arrangement, and (iii) other closing conditions, including, without limitation, the operation and performance of the Dominion business in the ordinary course until closing of the transaction, maintenance by Dominion of a minimum cash balance in the amounts as specified in the arrangement agreement dated July 15, 2017 entered into by and between Dominion and the Purchaser (the “Arrangement Agreement”) with respect to the Arrangement, and compliance by Dominion with various covenants contained in the Arrangement Agreement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please visit www.ddcorp.ca

CONTACT:
For more information:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
For shareholder inquiries:
Kingsdale Advisors
Toll free (in North America): 1-888-518-6805
International collect (outside North America): 1-416-867-2272
or
Canadian media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US media:
Gagnier Communications
Dan Gagnier, 646-569-5897